1875 K Street, NW Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000
April 13, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (File No. 811-22021)
Ladies and Gentlemen:
     On behalf of The Gabelli Healthcare & WellnessRx Trust (the “Fund”), we hereby electronically transmit for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to the proxy statement/prospectus on Form N-14 filed with the Commission on February 28, 2007. The Amendment contains revisions made to the proxy statement/prospectus pursuant to comments received by the Staff. The proxy statement/prospectus relates to the: (1) Equity Trust’s contemplated transaction of exchanging $70 million in assets of the Equity Trust for shares of the Fund and distributing to common shareholders of the Equity Trust, in the form of a dividend, shares of the Fund; and (2) election of three directors of the Equity Trust.
     Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (202) 303-1000 or Rose F. DiMartino at (212) 303-2000.
     Very truly yours,
     /s/ David Joire
     David Joire
Enclosures

cc:	Laura E. Hatch, Division of Investment Management, SEC
Agnes Mullady, The Gabelli Healthcare & WellnessRx Trust
James E. McKee, Esq., The Gabelli Healthcare & WellnessRx Trust
Carter W. Austin, The Gabelli Healthcare & WellnessRx Trust
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Mary C. Carty, Esq., Willkie Farr & Gallagher LLP
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